ADARA ACQUISITION CORP.

211 East Blvd.

Charlotte, NC 28203

December 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adara Acquisition Corp.

Registration Statement on Form S-4, as amended
File No. 333-266098

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Adara Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-266098), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m., Eastern time, on December 12, 2022, or as soon thereafter as practicable.

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Very truly yours, ADARA ACQUISITION CORP.

By:	/s/ Thomas Finke
Name: Thomas Finke Title: Chief Executive Officer